EXHIBIT 1
YEAR 2008 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 38 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from two principal sources.
     Online and other media services; and Exhibitions-trade shows and seminars.
     Online and other media services consists of following two primary revenue streams:
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.
     We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.
     Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2008. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2008 in the current year and these same exhibitions were held in March 2007 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the completion of the related events. As a result, second and fourth quarter revenue are expected to be higher than the first and third quarter revenue.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,363	$33,969	$142,129	$125,818
Exhibitions	26,448	25,455	58,179	51,608
Miscellaneous	2,230	1,360	6,584	4,633

	$65,041	$60,784	$206,892	$182,059

Operating Expenses:
Sales	24,716	20,641	73,625	61,773
Event production	10,134	9,915	21,493	20,155
Community	9,063	9,327	30,488	27,086
General and administrative	11,716	12,238	47,525	44,167
Online services development	1,462	1,503	5,992	5,703
Amortization of software costs	46	75	193	193

Total Operating Expenses	57,137	53,699	179,316	159,077

Income from Operations	7,904	7,085	27,576	22,982

Net Income	$7,530	$8,148	$26,430	$23,999

Note : 1. Online and other media services consists of:

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Online services	$24,967	$20,501	$94,481	$75,919
Print services	11,396	13,468	47,648	49,899

	$36,363	$33,969	$142,129	$125,818

The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Asia	$62,444	$57,823	$196,123	$171,621
United States	2,201	2,346	9,152	8,596
Europe	122	99	459	242
Others	274	516	1,158	1,600

Total revenue	$65,041	$60,784	$206,892	$182,059

Consolidated Results
Revenue
     Our total revenue grew by 7% to $65.0 million during the three months ended December 31, 2008 from $60.8 million during the three months ended December 31, 2007. China accounted for 70% of total revenue during the three months ended December 31, 2008 compared to 63% of total revenue during the three months ended December 31, 2007. Our Online and Other Media Services revenue grew by 7% from $34.0 million during the three months ended December 31, 2007 to $36.4 million during the three months ended December 31, 2008 resulting from a 24% growth in our Online and Other Media Services revenue in our China market and the growth in our India and Japan markets. This growth was however partially off-set by the decline in our other markets during the quarter. Included in our Asia Market is our China market which represented 68% of Online and Other Media Services revenue during the fourth quarter of 2008 compared to 59% during the fourth quarter of 2007. Our Exhibitions revenue grew by 4% from $25.5 million during the three months ended December 31, 2007 to $26.4 million during the three months ended December 31, 2008 resulting from a growth in our China and India markets.
     Total revenue grew to $206.9 million during the year ended December 31, 2008 from $182.1 million during the year ended December 31, 2007, a growth of 14% driven primarily by the growth in our Online and Other Media Services revenue. Our Online and Other Media Services revenue grew by $16.3 million or 13% to $142.1 million during the year ended December 31, 2008, as compared with $125.8 million during the year ended December 31, 2007 due to a 25% growth in our China market and the growth in our Taiwan and USA markets, partially off-set by a decline in our other markets during the year ended December 31, 2008. Included in our Asia market is our China market, which represented 65% of Online and Other Media Services revenue during the year ended December 31, 2008 compared to 59% during the year ended December 31, 2007. Our Exhibitions revenue grew from $51.6 million during the year ended December 31, 2007 to $58.2 million during the year ended December 31, 2008, a growth of 13%, due mainly to growth in revenue of our China Sourcing Fairs held in Hong Kong and Dubai during the second quarter of 2008 and in Hong Kong, India and China during the fourth quarter of 2008 and the growth in our International IC China Conferences and Exhibitions held in the first quarter of 2008. Our Exhibitions revenue from China grew by 19% during the year ended December 31, 2008 compared to year ended December 31, 2007. Included in our Asia market is our China market, which represented 69% of Exhibitions revenue during the year ended December 31, 2008 compared to 65% during the year ended December 31, 2007.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 24% during the year ended December 31, 2008 compared to the year ended December 31, 2007.
Business Strategy
     Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.
Growth Strategy
     The Global Sources growth strategy is built around the following four key foundations.
Market Penetration
     Our existing markets offer significant opportunities for further growth. For our export-focused online business, we anticipate continued strong performance, especially from our new Global Sources Online 2.0, which we believe offers the premier search experience in our industry. In January 2008, we added the Six Star ranking system that provides buyers with third-party credit check information on all verified suppliers, plus we introduced an end-to-end repackaging and repricing of our supplier marketing programs. As evidence of market acceptance, online revenue in China increased by 30% in the fourth quarter of 2007, by 38% in the first quarter of 2008, by 40% in the second quarter of 2008, by 30% in the third quarter of 2008 and by 39% in the fourth quarter of 2008, compared to the corresponding quarters in the previous year.
     For our China Sourcing Fairs, our objective is to further penetrate the market by increasing the amount of space we rent and the average revenue per booth. We also plan to focus on cross-selling to clients who are currently not using our online, print and trade shows and achieving continued strong growth in China.
New Product Development
     Our plans include increasingly specialized online marketplaces, trade shows and magazines. We continue to build on the outstanding success of our China Sourcing Fairs and had 10 new shows in 2008 in mainland China, Dubai, Hong Kong and India. Regarding specialization, we have established unique market positions for Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.

Expansion into China’s Domestic B2B Market
     We launched new online, trade show and/or print products for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.
Acquisitions and/or Alliances
     We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets.
     We currently have a consolidated subsidiary in which we own the majority share capital. This entity is a joint venture with Techinsights (formerly known as CMP Media, and is a division of UBM Asia B.V.) and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with international partners by applying our resources, expertise and experience in Greater China.
     We believe that success with our objectives and growth strategy should enable Global Sources to achieve its financial targets. Our objective is to deliver superior shareholder returns.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated.
     Sales costs increased from $20.6 million during the three months ended December 31, 2007 to $24.7 million during the three months ended December 31, 2008, an increase of 20%. This was mainly due to an increase in sales commission resulting from an increase in revenue and an increase in sales marketing fees for new initiatives offset partially by a reduction in the fourth quarter of 2008 in non-cash compensation cost relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-Cash Compensation Expense”).
     Sales costs increased from $61.8 million during the year ended December 31, 2007 to $73.6 million during the year ended December 31, 2008, an increase of 19% due mainly to increase in sales commission resulting from an increase in revenue and an increase in sales marketing fees for new initiatives off-set partially by a reduction in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-Cash Compensation Expense”).
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs increased by $0.2 million or 2% from $9.9 million during the three months ended December 31, 2007 to $10.1 million during the three months ended December 31, 2008, primarily due to our new China Sourcing Fairs events we launched in fourth quarter of 2008 in India.
     Event production costs increased by 6% from $20.2 million during the year ended December 31, 2007 to $21.5 million during the year ended December 31, 2008, primarily due to an increase in the number of booths sold in our China Sourcing Fairs exhibition events in Dubai and Hong Kong and our China Sourcing Fairs exhibition events held for first time in India and an increase in the number of our International IC China Conferences and Exhibitions in 2008 compared to 2007.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs declined from $9.3 million during the three months ended December 31, 2007 to $9.1 million during the three months ended December 31, 2008, a decline of 2%. This decline was due mainly to a decline in fourth quarter in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, off-set partially by increases in payroll costs and promotion costs for our exhibition events.
     Community costs increased from $27.1 million during the year ended December 31, 2007 to $30.5 million during the year ended December 31, 2008, an increase of 13%. This increase was due mainly to an increase in bulk circulation costs, paper costs, magazine subscription promotion costs, payroll costs, fees paid to third parties and promotion costs for our exhibition events.
     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $12.2 million during the three months ended December 31, 2007 to $11.7 million during the three months ended December 31, 2008, a decline of 4%, due mainly to a decline in non-cash compensation expense (Please see paragraph on “Non-Cash Compensation Expense”) off-set partially by the increases in fees paid to third parties, marketing costs, depreciation costs.

     General and administrative costs increased from $44.2 million during the year ended December 31, 2007 to $47.5 million during the year ended December 31, 2008, an increase of 7%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, marketing costs and depreciation costs off-set partially by a reduction in non-cash compensation expense relating to share awards (Please see paragraph on “Non-Cash Compensation Expense”).
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services remained at $1.5 million during the three months ended December 31, 2007 and during the three months ended December 31, 2008.
     Online services development costs to fund the updating and maintenance of our online services increased by 5% from $5.7 million during the year ended December 31, 2007 to $6.0 million during the year ended December 31, 2008 due mainly to increases in computer equipment and software maintenance costs and internet communications costs and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and team members, who are non-employees. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation credit, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2008 was $0.4 million compared to an expense of $3.6 million recorded during the three months ended December 31, 2007. The reduction is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the completion of vesting of some of the past share awards, off-set partially by new share awards during the first quarter of year 2008.
     The total non-cash compensation credit, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2008 was $0.9 million compared to an expense of $7.8 million recorded during the year ended December 31, 2007. The reduction is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the completion of vesting of some of the past share awards, off-set partially by the new share awards during the year ended December 31, 2008.
     The corresponding amounts for the non-cash compensation credit/expenses are charged/credited to shareholders’ equity.
     Amortization of software costs. Amortization of software costs was $0.05 million during the three months ended December 31, 2008 compared to $0.08 million during the three months ended December 31, 2007.
     Amortization of software costs was $0.2 million during both the year ended December 31, 2008 and the year ended December 31, 2007.
     Income From Operations. The total income from operations during the three months ended December 31, 2008 was $7.9 million as compared to $7.1 million during the three months ended December 31, 2007. The growth in total income from operations resulted mainly from a growth in revenue and declines in community costs and general and administration costs, off-set partially by increases in sales costs and event production costs .
     The total income from operations during the year ended December 31, 2008 was $27.6 million as compared to $23.0 million during the year ended December 31, 2007. The growth in total income from operations resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs.
     Interest and dividend income. We recorded interest income of $0.3 million arising mainly from U.S. Treasury securities during the three months ended December 31, 2008 compared to interest income of $1.7 million during the three months ended December 31, 2007. The decline in interest income was mainly due to lower yield on U.S. Treasury securities.
     We recorded interest income of $2.9 million arising mainly from U.S. Treasury securities compared to interest income of $6.6 million during the year ended December 31, 2007. The decline in interest income was mainly due to lower yield on U.S. Treasury securities.
     Impairment loss on available-for-sale securities, net. During the three months ended December 31, 2008, we recorded an impairment charge of approximately $0.9 million on our investment in available-for-sale securities as the management determined that the impairment was other than temporary. During the year ended December 31, 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and received a $0.5 million payment pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The $1.8 million represents the impairment loss, net of the $0.5 million received. There was no such impairment charge relating to investment in HC International for the year ended December 31, 2008 as we sold all our investment in HC International, Inc during the fourth quarter of 2007.
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
     We reported a tax provision of $0.1 million during the three months ended December 31, 2008. We reported a tax credit of $0.3 million during the three months ended December 31, 2007 resulting mainly from the recognition of deferred tax asset for the expected future tax benefit of expenses incurred by our subsidiary, which were not yet deductible for tax purposes.
     We reported a tax provision of $0.7 million during the year ended December 31, 2008 and $0.3 million during the year ended December 31, 2007. The increase was mainly due to the recognition of deferred tax asset during 2007 as explained in the foregoing paragraph.
     Net Income. Net income was $7.5 million during the three months ended December 31, 2008, compared to $8.1 million during the three months ended December 31, 2007. The decline in net income resulted mainly from growth in revenue and declines in community costs, foreign exchange losses and in the impairment charges on goodwill and intangible assets off-set by higher increases in sales costs, event production costs, general and administrative costs, impairment loss on available-for sale securities, income tax expense and declines in interest income, gain on sale of available for sale securities.
     Net income was $26.4 million during the year ended December 31, 2008, compared to a net income of $24.0 million during the year ended December 31, 2007. The growth in net income resulted mainly from growth in revenue and a reductions in foreign exchange loss, impairment loss on available-for sale securities, impairment charges on goodwill and intangible assets and in the share of profits attributable to a non-controlling shareholder, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs and decline in the interest income and decline in gain on sale of available for sale securities .
Liquidity and Capital Resources
     We financed our activities for the year ended December 31, 2008 using cash generated from our operations.
     Net cash generated from operating activities was $37.9 million during the year ended December 31, 2008, compared to $60.6 million cash generated from operating activities during the year ended December 31, 2007. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $76.7 million as of December 31, 2008, compared to $83.1 million as at December 31, 2007. A majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments. The decline in advance payments received from customers resulted from the current economic turmoil and weak global economy.
     Receivables from sales representative organizations declined from $12.3 million as of December 31, 2007 to $5.6 million as of December 31, 2008, which improved our liquidity. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our senior management staff.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.
     We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.
     Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the year ended December 31, 2008, we purchased $61.7 million of available-for-sale securities, which are mainly

U.S.Treasury Bills with original maturity of more than three months using the proceeds from the matured U.S. Treasury Bills received during the fourth quarter of 2008. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2008, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2008, such guarantee amounted to $0.003 million.
     We recorded a valuation allowance for the deferred tax assets of $6.7 million as at December 31, 2008 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2008, we have fully paid the $29.7 million under these agreements. During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2008, we have paid approximately $5.3 million under these agreements.
     In the past, we entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. The outstanding balance as of December 31, 2008, under these agreements was $NIL. In 2008, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $3.5 million. As of December 31, 2008, we have paid $1.3 million under these agreements.
     On December 20, 2007, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about February 1, 2008. In addition, we have reclassified $0.042 million from additional paid in capital to common share capital as of both December 31, 2008 and December 31, 2007, in connection with the bonus share issue.
     On February 12, 2009, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on February 27, 2009 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about March 31, 2009. In addition, we have reclassified $0.047 million from additional paid in capital to common share capital as of both December 31, 2008 and $0.046 million from additional paid in capital to common share capital as of December 31, 2007, in connection with the bonus share issue.
     On February 4, 2008, our board of directors authorized a program to buyback up to $50 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2008, we have not bought back any of our shares under this program.
     In addition to the above, our Board of Directors, at their meeting held on 10 and 11 November 2008, approved the purchase by the Company, by tender offer, which is available for all shareholders to participate, of 6.25 million of our issued and outstanding common shares at a total purchase price of $50.0 million or $8.00 per share. We announced on November 12, 2008 a tender offer, available for all shareholders to participate, to repurchase 6.25 million of our common shares or approximately 13.4% of our total issued and outstanding shares at that time at a purchase price of $8.00 per share in cash or up to $ 50.0 million. The tender offer commenced on November 21, 2008 and expired on December 19, 2008. Our Company’s common shares that were properly tendered and not properly withdrawn were greater than the number of shares that the Company offered to purchase. Therefore pro-ration was necessary. The pro-ration process was concluded by December 26, 2008 and the Company accepted 15.97764% of the shares properly tendered and not properly withdrawn by each shareholder. The Company issued payment of $8.00 per share for all pro-rata shares that were properly tendered and not properly withdrawn. The repurchase was completed by December 31, 2008 and we paid total $50.0 million in purchase consideration to the selling shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2008.
     In May 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.8 million, and paid a deposit of approximately $0.2 million. Subsequently, in July 2008, we entered into the final property purchase agreements, and paid an additional deposit of approximately $17.2 million. In September 2008, we made payment of the balance of the total purchase price, in an amount of approximately $17.4 million, completed the purchase and received the title to the property.
     On June 18, 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and paid a total deposit of approximately $1.8 million in the second quarter of 2008. In August 2008, we made payment on the balance of the purchase price, in an amount of approximately $10.1 million, and received possession of the property.
     In June 2008, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.
     Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends in June 2008, and the subsequent purchase of those 1,000 shares (at a price of $5,000 per share) and the reduction of its share capital through the cancellation of those 1,000 purchased shares in July 2008.
     Upon the completion of the aforesaid capital reduction, in July 2008, we recorded the $1.995 million payable to the non-controlling shareholder pursuant to the above transaction as a reduction of the non-controlling interest liability. The distribution of the total amount of

$5.0 million to its shareholders by way of a share purchase dividend was completed in July 2008.
     We have no bank debt as at December 31, 2008.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).

(ii)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”.

(iii)	SFAS No. 141(R), Business Combinations

(iv)	SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No.51”.

(v)	FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.

(vi)	SFSP 142-3, “Determination of the Useful Life of Intangible Assets, (FSP 142-3)”.

(vii)	SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.

(viii)	FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1)”.

(ix)	FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”).

(x)	FSP FAS No. 140-4 and FIN 46R-8 Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46R-8”).
The above recent accounting pronouncements are discussed in detail below:
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 with effect from January 1, 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The adoption of this accounting standard did not have any material impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We adopted SFAS No. 159 with effect from January 1, 2008 and the adoption of this accounting standard did not have any material impact on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS No. 141(R) with effect from January 1, 2009. The impact of adopting SFAS No. 141(R) will impact the accounting for business combinations on a prospective basis beginning the first quarter of 2009.
     In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 with effect from January 1, 2009 and the adoption of SFAS No. 160 is not expected to have a material impact on our consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS No. 161)”. SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 is not expected to have a material impact on our consolidated financial statements.
     In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets, (FSP 142-3)”. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We adopted FSP

142-3 with effect from January 1, 2009 and the adoption of this FSP is not expected to have a material impact on our consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162)”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard is not expected to have a material impact on our consolidated financial statements.
     In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1)”. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on our consolidated financial statements.
     In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), to help constituents measure fair value in markets that are not active. FSP FAS 157-3 is consistent with the joint press release the FASB issued with the Securities and Exchange Commission (“SEC”) on September 30, 2008, which provides general clarification guidance on determining fair value under SFAS No. 157 when markets are inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not have a material impact on our consolidated financial statements.
     In December 2008, the FASB issued FSP FAS No. 140-4 and FIN 46R-8 Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46R-8”). FSP FAS 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for financial statements issued for reporting periods ending after December 15, 2008. FSP FAS 140-4 and FIN 46R-8 affect only disclosures and therefore did not have a material impact on our consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2008 (in U.S. Dollars Thousands)				As of December 31, 2007 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2007	Thereafter	Total	Fair value

HKD	1,301	-	1,301	1,301	1,549	-	1,549	1,549
CNY	2,678	-	2,678	2,678	2,918	-	2,918	2,918
TWD	561	-	561	561	774	-	774	774
JPY	191	-	191	191	160	-	160	160

	4,731	-	4,731	4,731	5,401	-	5,401	5,401

     We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but has strengthened during the past two years against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
     During the year ended December 31, 2008 and the year ended December 31, 2007, we have not engaged in foreign currency hedging activities.
     In the year ended December 31, 2008 and the year ended December 31, 2007, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes;

competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.